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                              [NATIONAL POST LOGO]

                                  NEWS RELEASE

For Immediate Release
February 26, 2004

                 NATIONAL POST TO IMPROVE SERVICE TO READERS IN
                        MANITOBA AND NORTHWESTERN ONTARIO

     The National Post to be printed in Winnipeg by the Winnipeg Free Press.


WINNIPEG: The National Post is pleased to announce that the Winnipeg Free Press will be printing its edition for Manitoba and northwestern Ontario, starting on Sunday evening March 14, for delivery to readers on Monday morning, March 15, 2004.

"This is an important step in improving our service to readers in these communities," said David Asper, the Chairman of the National Post. "It is also another illustration of the long-term commitment we have to the success of Canada's truly national newspaper," he said.

The National Post recently introduced the Electronic Edition of the newspaper, which permits daily on line delivery virtually everywhere at 5 a.m. Eastern Time.

The National Post has, since its launch more than five years ago, been printed in Regina and trucked its copies to Manitoba and northwestern Ontario each day. The Regina printing plant will continue to print the National Post to serve readers in Saskatchewan.

The National Post is Canada's fourth largest English language daily newspaper with an average daily circulation of over 250,000 copies nation-wide and a weekly cumulative readership of 1.7 million.

This agreement with the Free Press means that National Post readers in Manitoba and northwestern Ontario will have more reliable access to home and newsstand delivery.

"It also provides us with the ability to better serve our existing customer base and to expand it by being able to get the paper where it needs to be without worrying whether the Trans Canada Highway from Regina is open or not. It is another step on the road to the growing success of the National Post," said Asper.

Free Press Publisher Murdoch Davis said today that he was "very pleased that we have been able to come to this agreement with the National Post."


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"It's a good deal for both parties. One of our objectives has been to build our commercial printing business and to increase efficient utilization of our presses. This is a good step in that direction," said Davis.

David Asper noted that: "For a media company proudly based in Winnipeg, being able to print the flagship newspaper in our hometown is a great story for us."

The National Post is a division of CanWest Global Communications Corp. (NYSE:
CWG; TSX: CGS.S and CGS.A; www.canwestglobal.com), an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, radio networks and web sites in Canada, New Zealand, Australia, Ireland and the United Kingdom. The Company's program production and distribution division operates in several countries throughout the world.

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For Information Contact:

Mr. David Asper
Chairman
The National Post
204-956-2025












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